Filed by MPLX LP

Commission File No.: 001-35714

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following is a transcript of a video recorded by MPLX LP Chairman and Chief Executive Officer for Marathon Petroleum Corporation employees. Note that the time of the conference call mentioned in the transcript was changed to 9 a.m. eastern time.

This communication contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation (“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC, MPLX and MWE. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “objective,” “expect,” “forecast,” “plan,” “project,” “potential,” “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or MWE’s actual results to differ materially from those in the forward-looking statements include: their ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the MPLX/MWE transaction based on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the MPLX/MWE transaction; the risk that the costs savings and any other synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC’s obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to their industry; and the factors set forth under the heading “Risk Factors” in MPLX’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading “Risk Factors” in MWE’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX’s Form 10-K are available on the SEC website, MPLX’s website at http://ir.mplx.com or by contacting MPLX’s Investor Relations office. Copies of MPC’s Form 10-K are available on the SEC website, MPC’s website at http://ir.marathonpetroleum.com or by contacting MPC’s Investor Relations office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

None of MPLX, MPC, or MWE undertake any duty to update any forward-looking statement except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC and will include a proxy statement of MWE. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.

Participants in Solicitation

MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23,

2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, may be obtained free of charge from MPLX or MWE using the contact information above.

Today is an important day for MPC and MPLX. As you know, MPC announced in 2013 that its long-term strategy is to grow its midstream and retail segments, to help balance the volatility that often characterizes our business. We have made tremendous progress in executing that strategy. Speedway’s acquisition of Hess retail is a visible and successful example.

Today it is my pleasure to announce that we have taken another significant step in executing our strategy, this time in the midstream. MarkWest Energy Partners has agreed to merge with a subsidiary of MPLX. MarkWest Energy Partners is a master limited partnership with midstream assets in several of the nation’s liquids-rich gas plays. In fact, it is the largest processor and fractionator in the Marcellus and Utica shale regions, which complements MPLX and MPC assets in the Midwest. MarkWest provides MPLX with a new platform to grow and create value for MPC shareholders and MPLX unitholders.

Our strategic combination with MarkWest is an important step in our strategy to build MPLX into a large-cap, diversified master limited partnership. Energy transportation and other logistics continue expanding to keep up with our nation’s tremendous growth in energy resources. This MarkWest merger provides us with the opportunity to participate meaningfully in this build-out.

From our standpoint as employees, there will be very little change in our day-to-day work. MarkWest is a well-run company, with talented employees and an excellent management team. Their operations will continue to be run from their headquarters in Denver.

Today, members of the MPC and MPLX management team, myself included, are at the MarkWest headquarters discussing the merger with their employees and answering their questions. At MPC’s next Town Meeting, scheduled for September fourth, we will provide a detailed overview of the transaction and answer your questions. In the meantime, I encourage you to listen to the conference call at 10 a.m. eastern time today. Details are on your screen [on screen: Go to www.mplx.com and click on “Conference Call July 13” under News & Headlines]

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